Exhibit 17.2

Fransiscus Budi Pranata

Letter of Resignation

September 30, 2016

Board of Directors
KinerjaPay Corp.

Dear Mr. Edwin:

It is with regret that I am submitting this letter of resignation as Chief Financial Officer, to become effective on October 31, 2016. The reason for my resignation is to pursue other business opportunities. I confirm that I have had no disagreements with the operations, policies or practices of the Registrant or its wholly-subsidiary Indonesian subsidiary, PT KinerjaPay Indonesia.
I wish the Company all the best in your continued success.

Respectfully submitted,
/s/: Fransiscus Budi Pranata
Fransiscus Budi Pranata